Exhibit 99.6

Lorus Therapeutics Completes New Executive Management Team

Avanish Vellanki and Gregory K. Chow Join as

Chief Business Officer and Chief Financial Officer

TORONTO, ONTARIO - December 2, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”) today announced the appointment of Avanish Vellanki as Chief Business Officer (CBO) and Gregory K. Chow as Chief Financial Officer (CFO) of the Company. In his role as CBO, Mr. Vellanki will manage global business development, licensing and corporate strategy. Mr. Chow will have global responsibility for corporate finance and accounting functions at Lorus. Both Mr. Vellanki and Mr. Chow will report to William G. Rice, Ph.D., Chairman and Chief Executive Officer of Lorus.

The additions of Mr. Vellanki and Mr. Chow follow the recent announcements of Dr. Rice joining as Chief Executive Officer and Chairman of the Board of Directors and Daniel D. Von Hoff, M.D., serving in a key advisory capacity as Senior Vice President of Medical Affairs.

“Mr. Vellanki and Mr. Chow represent critical additions to the team at this pivotal point in the Company’s transition in leadership and focus,” said Dr. Rice. “Avanish brings considerable experience from the life science and banking industries that will boost our abilities to build and advance our oncology pipeline and identify new markets for Lorus’ platform. Greg brings impressive corporate finance and capital raising experience for life science companies, as well as deep industry relationships essential to establishing a foundation for Lorus’ value and future growth.”

The Company previously announced that it intends to focus development of its lead compound LOR-253 on acute myeloid leukemia (AML) and other hematological cancers based on recent insights into the underlying genetics, disease target and patient population.

“Driven by the potential for LOR-253 to transform treatment of AML, and the other anticancer programs at Lorus, we have been able to attract a stellar team with the oncology clinical development and deep pharmaceutical business expertise to take the Company to the next level,” Dr. Rice continued.

Mr. Vellanki was mostly recently a Senior Vice President in Investment Banking at Wedbush Securities in San Francisco, covering the biotechnology sector. Previously, Mr. Vellanki was a Senior Director of Corporate Development of Proteolix, Inc. (acquired by Onyx Pharmaceuticals), a private biotechnology company based in South San Francisco focused on the development of oncology therapeutics, most notably Kyprolis® (carfilzomib), for patients with hematologic malignancies and other cancers. He previously served as Vice President in the Global Healthcare Investment Banking team at Citigroup, where he focused on large cap global biopharmaceutical strategic and financing transactions. Mr. Vellanki began his career at Bear Stearns as an equity research analyst covering the small/mid-cap biotechnology sector, and held the title of Vice President as a publishing analyst. He is also a co-founder and Chairman of the Board of Independence Brewing Company Pvt. Ltd., one of the first craft microbreweries in India. Mr. Vellanki holds a BA from Carleton College, an MBS in Biochemistry from the University of Minnesota and MBA from the Carlson School of Management at the University of Minnesota.

Mr. Chow previously held the position of Managing Director, and led the Private Placements team in the Life Sciences Investment Banking Group at Wedbush Securities. Prior to joining Wedbush, he was a Director in the Private Placements / Equity Capital Markets Group at RBC Capital Markets where he led the life science private capital activities. Mr. Chow’s transactional experience covers a broad range of equity and equity-linked financings that include Initial Public Offerings, Follow-Ons, Confidentially Marketed Public Offerings, Registered Directs, Private Investment in Public Equities (PIPEs) and private placements for private companies. Prior to RBC, he directed the Private Capital Group at Wells Fargo Securities, and was a Senior Auditor at BDO Seidman, LLP. Mr. Chow is a Certified Public Accountant (Inactive) in the State of California. Mr. Chow received his MBA in Finance from the Wharton School at the University of Pennsylvania, and his BA in Business Economics with an emphasis in Accounting from the University of California, Santa Barbara.

About Lorus

Lorus is a biopharmaceutical company targeting essential apoptosis pathways to deliver transformational cancer drugs. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used alone and in combination with other drugs to successfully treat specific forms of cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to: the ability of the Company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200, ext. 380

gtse@lorusthera.com

For US media, please contact:

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com